April 03, 2017

United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Paragon Offshore plc
Schedule 13D filed March 20, 2017 by Marcel de Groot and
Michael Richard Hammersley (?Reporting Persons?)
File No. 005-88380

Dear Sir or Madam:

This letter is in response to your previous correspondence dated March 10, 2017 referencing the Schedule 14N (?Initial Correspondence?) as the correspondence dated March 24, 2017 referencing the Schedule 13D (?Second Correspondence?).

Timeline of Events:

February 22, 2017: Brightleaf Advisory Group, LLP files a Schedule 14N in regard to a requisition letter sent to the Board of Directors of Paragon Offshore, plc. (?Exhibit A?).

Various Dates between February 22, 2017 and
March 10, 2017: Telephone Correspondence between Ms.
Tiffany Piland Posil and Michael R. Hammersley occur.

March 10, 2017: Securities and Exchange
Commission transmits the Initial Correspondence to Michael R. Hammersley via electronic message (?Exhibit B?).

Various Dates between March 10, 2017 and
March 20, 2017: Telephone Correspondence between
Ms. Tiffany Piland Posil and Michael R. Hammersley occur.

March 20, 2017: Brightleaf Advisory Group, LLP files a Schedule 13D in agreement with the Initial
Correspondence and affirming the need for the Schedule
13D to be filed due to the intent to change the Board of Directors.

March 24, 2017: Securities and Exchange
Commission transmits the Secondary Correspondence to M ichael R. Hammersley via electronic message (?Exhibit C?).

Responses Given to the Secondary Correspondence:

1. Agree and accepted. An amended
Schedule 13D will be filed to refer to the previously filed Schedule 14N.

2. No agreement to date has been conceived.
The Reporting Persons have no such agreement to act together for any purposes. It should be noted that although Mr. de Groot and Mr. Hammersley are the two shareholders listed in the SEC filings, there are actually over one-hundred individual shareholders, all of whom are retail investors, none sophisticated, involved in this process to remove the current Board of Directors of Paragon Offshore plc. (?Board of Directors?). The Reporting Persons do have an assumption or understanding that due to the breach of f iduciary duty by the Board of Directors alleged by the shareholder of Paragon Offshore, plc., as well as the conflict of interest that the current Management has in protecting their former employer Noble Corporation, plc. (?Noble?)
for a number of securities violations and fraudulent conveyance[for specifications regarding the alleged fraudulent conveyance that Noble has committed please see the attached (?Exhibit D?)], it is necessary for the current serving directors to be removed from their positions, in order for shareholders to be able to exercise their rights.

Pursuant to section 303 of the Companies Act of 2006, and as indicated in the Requisition Letter sent, Paragon Offshore, being a company incorporated in the United Kingdom is required to call a General Meeting when the Board of Directors receives requests from shareholders owning [5%]?of such of the paid-up capital of the company as carries the right of voting at general meetings of the company (excluding any paid-up capital held as treasury shares). The company is also required to call a General Meeting under section 656 of the Companies Act when the net assets of a public company are half or less of its called-up share capital. At that point in time, the directors must call a general meeting of the company to consider whether any, and if so what, steps should be taken to deal with the situation. To date, no such meeting has been called by the company.

On March 10, 2017, the Management
responded to the requisition letter via registered mail as well as e-mail. Their response is attached hereto as (Exhibit E). In this response, they acknowledged that they were no longer looking out for their shareholders interest, which was obvious. The Board rejected the General Meeting request stating that, ?The register does not include Marcel de Groot and Michael Richard Hammersley in the list of registered members. It follows that Marcel de Groot and Michael Richard Hammersley did not, as at February 22, 2017, have any right to requisition a general meeting under section 303 CA 06 (or otherwise). It also follows that the Board is not obliged to convene a general meeting of Paragon. In the circumstances, the Board does not intend to call such a meeting.?1 Although it is unclear how Mr. West expects a shareholder to gain access to the company registry, as Paragon does not offer a direct stock purchase plan2, he still felt the need to state that, ?[i]f the members submit a valid request for a general meeting of Paragon to replace the Board with new directors who do not support the New Plan?3 he would ensure that, ?the
Board will take action to put Paragon into administration before the date of the general meeting. Once administrators are appointed, they will have the power to postpone the general meeting and appoint or remove any directors in order to allow Paragon to finalize and seek confirmation of the New Plan and, upon confirmation, take all steps required to implement the New Plan.?4 It should be noted that after spending hours in multiple attempts to become registered, the Unofficial Committee was unsuccessful. Every attempt to transfer shares via DRS or DWAC, inexplicably, failed.
The register of members shows Cede & Co., the subsidiary of the DTCC as the holder of 99.9% of the shares outstanding with a dozen names of i ndividuals who received the shares at the time of separation from Noble.
As Mr. West admits, in the Board of Directors Second Response,
?it may be impossible to attain access to the member registry of Paragon Offshore, plc.? This is a clear attempt to violate domestic and international securities laws and oppress the thousands of shareholders of Paragon Offshore worldwide.

Although Paragon?s Board of Directors contends in their Reply to the Requisition Letter that the request for a general meeting was invalid, we disagree. This is because, it is impossible to hold Paragon Offshore shares directly due to the fact that the company does not offer a direct stock purchase plan and because of the fact that the company was set up in such a way to specifically oppress shareholders (as was disclosed in the Form 10-12 in connection with the Paragon separation):

Because we will be a public limited company incorporated under U.K. law, investors could experience more difficulty enforcing judgments obtained against us in U.S. courts than would be the case for U.S. judgments obtained against a U.S. corporation.
In addition, it may be more difficult or impossible to bring some types of claims against us in courts in the U.K. than it would be to bring similar claims against a U.S. company in a U.S. court.

Provisions in our articles of association are intended to have anti-takeover effects that could discourage an acquisition of us by others, and may prevent attempts by shareholders to replace or remove our current management.
Certain provisions in our articles of association are intended to have the effect of delaying or preventing a change in control of us or changes in our management. For example, we expect that our articles of association will include provisions that establish an advance notice procedure for shareholder resolutions to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors. U.K. law also prohibits the passing of written shareholder resolutions by public companies.
[Emphasis added because this statement is inaccurate, shareholders can pass written resolutions as provided in part 13 of the Companies Act.]

On Paragons own webpage, they state that the only way to purchase stock in the company is through a brokerage account, ?Paragon?Offshore does not have adirect stock purchase plan, but you can buy shares of common stock by contacting a brokerage firm.
5 Marcel de Groot and Michael R. Hammersley sent a response back to the Board of Directors on March 15,
 2017 (Exhibit F). A reply was received from the Board of Directors on March 22, 2017 (?Exhibit G?).

In contradiction to the Response Letter, Paragon describes the event without disclosing the threat of pushing the company into Administration at an earlier date, Disclosure
Statement For Third Joint Chapter 11 Plan Of Paragon
Offshore Plc And Its Affiliated Debtors
(?Third Disclosure Statement?) [D.I. 1296] See?
IV. Events During the Chapter 11 Cases: E.
Request for an Equity Committee pg. 30:

?On February 22, 2017, Paragon Parent
received a request (the EGM Request)
for an Extraordinary General Meeting (EGM) from certain of its shareholders.
As disclosed in a Schedule 14N filed with the SEC on February 22, 2017, these shareholders have nominated three (3) board members to replace Paragon Parent?s existing board of directors. By letter dated March 10, 2017, J. Robinson West,
Chairman of the Board of Paragon Parent, responded to the EGM Request (the EGM Response). The EGM Response stated, among other things, that the EGM Request did not comply with Paragon Parents articles of association or U.S. securities law and, therefore, was an invalid request. Paragon Parent does not intend to call an EGM until a valid EGM Request is received.

On March 16, 2017, Paragon Parent received a reply to the EGM Response (the EGM Reply).
The EGM Reply, among other things, renewed the request for an EGM and requested assistance from Mr.
West in remedying the infirmities in the EGM Request.
On March 22, 2017, Mr. West responded to the EGM Reply.
The response stated, among other things, that Paragon Parent could not advise the shareholders on the specific steps to take to cure the infirmities in the EGM Request and suggested that the shareholders seek independent advice on the matter.

See? IV. Events During the Chapter 11 Cases: H. The U.K. Administration pg. 31:

Under English law, a public limited company, such as Paragon Parent, cannot cancel its existing equity interests or amend its articles of association and issue new shares of the company to creditors through the chapter 11 proceeding absent shareholder consent. As such shareholder consent will not be sought, to effectuate the reorganization contemplated in the Plan, Paragon Parent is required to implement the U.K. Sale Transaction, and Reorganized Paragon will then issue the New Equity Interests (among other consideration) to holders of Allowed Class 4
Claims on account of such Claims. Following implementation of the U.K. Sale Transaction, the existing equity shall be deemed valueless and shall not receive any distribution under the Plan. Under English law, absent shareholder consent, Paragon Parent cannot effectuate the reorganization contemplated in the Plan unless it commences the U.K. Administration. Accordingly, prior to the Effective Date, the directors of Paragon Parent will seek an administration order from the English Court pursuant to paragraph 13 of Schedule B1 of the Insolvency Act 1986 to appoint the U.K. Administrators to implement the U.K. Sale Transaction pursuant to the U.K. Implementation Agreement. Although the directors of Paragon Parent intend to seek appointment of the U.K. Administrators after the Confirmation Hearing but prior to the Effective Date, if circumstances warrant, the directors of Paragon Parent may seek an administration order from the English Court even earlier, including prior to the Confirmation Hearing. Upon appointment, the U.K. Administrators will assume the management of the affairs, business and property of Paragon Parent with all powers necessary or expedient to do so, including the power to effect the U.K.
Sale Transaction pursuant to the U.K. Implementation Agreement.?

3. Agreed and Accepted. An amended Schedule 13D will be filed to update this information.


Please do not hesitate to contact me with any additional questions or concerns.

Best Regards,

/s/ Michael R. Hammersley




1 See ?1 Exhibit E
2 The few names that do appear
on the registry have held the shares from the date of distribution from Noble. See SEC filing 10-12B
Direct Registration System. As part of the spin-off, we will be adopting a direct registration system for book-entry share registration and transfer of Paragon
Offshore ordinary shares. Paragon Offshore ordinary shares to be distributed in the spin-off will be distributed as uncertificated shares registered in book-entry form through the direct registration system.
No certificates representing your shares will be mailed to you in connection with the spin-off.
Under the direct registration system, instead of receiving share certificates, you will receive a statement reflecting your ownership interest in our shares. Contact information for our transfer agent and registrar is provided under ?Questions and Answers About the Spin-Off.
The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the Distribution Date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar.
3 See ?4 Exhibit E
4 See ?4 Exhibit E
5 http://www.paragonoffshore.com/investors-relations/investor-resources
/faqs/default.aspx
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The Securities and Exchange Commission of the United States of America
April 3, 2017
Page 2







BRIGHTLEAF ADVISORY GROUP LLP
Greensboro, North Carolina